SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              Dated March 20, 2003



                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)



             Indicate by check mark whether the Registrant files or
              will file annual reports under cover of Form 20-F or
                                   Form 40-F:
                          Form 20-F [X] Form 40-F [ ]


                Indicate by check mark whether the Registrant by
           furnishing the information contained in this form is also
              thereby furnishing the information to the Commission
                        pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]

                          Table of Documents Submitted
Item

1. Press Release Regarding the Final Agreement on a Business Alliance and a Capital Tie-up between The Tokio Marine and Fire Insurance Company, Limited and The Nisshin Fire and Marine Insurance Company, Limited




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


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    KABUSHIKI KAISHA MILLEA HOLDINGS
                                    (Millea Holdings, Inc.)


March 20, 2003                      By: /s/ TETSUYA UNNO
                                       ----------------------------------
                                       General Manager of Corporate Legal
                                          and Risk Management Department

                                                                         Item 1

[English translation]

                                                                 March 19, 2003

                           The Tokio Marine and Fire Insurance Company, Limited
                         The Nisshin Fire and Marine Insurance Company, Limited

            Final Agreement on Business Alliance and Capital Tie-up
                     between Tokio Marine and Nisshin Fire

The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine",
President: Kunio Ishihara) and The Nisshin Fire and Marine Insurance Company, Limited ("Nisshin Fire", President: Michio Noda) today executed a final agreement for a business alliance and capital tie-up, following the preliminary agreement reached on February 13, 2003.

Details of the final agreement are as follows:

1. Purpose of the alliance
   -----------------------

     o Based on their long-standing and cooperative association, Tokio Marine and Nisshin Fire will strengthen their relationship and continue to expand their respective businesses as independent property and casualty (P&C) insurance companies.

     o Tokio Marine will provide Nisshin Fire with business support to enable Nisshin Fire to implement its new P&C insurance business model using its retail strategy.

     o Tokio Marine and Nisshin Fire intend to share their know-how for mutual success by developing the retail strategies of their respective business models.

2. Areas of cooperation and organizational structures to further the alliance
   --------------------------------------------------------------------------

(1) Alliance Promotion Committee

    Headed by the presidents of both companies, an Alliance Promotion Committee will be created to oversee the continued alliance of Tokio Marine and Nisshin Fire.

(2) Sub-committees

    The following sub-committees will be created as subordinate bodies of the Alliance Promotion Committee in order to study matters in the following business areas. Under the sub-committees, working groups will be formed as necessary.

    (a) Planning sub-committee
        Planning and co-ordination in connection with the promotion of the business alliance.

    (b) Products and Services sub-committee
        (Retail market)
        Assisting product development in the retail market.
        Providing product related services.
        (Wholesale market)
        Assisting product development and providing products in the wholesale market.


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


        Providing various risk management services.

    (c) Back-office and IT systems sub-committee
        Joint management of agent online systems.
        Sharing of back-office resources and providing product specific systems.

    (d) Distribution sub-committee
        Sharing of know-how in promoting sales, mainly regarding retail market business model.
        Sharing of know-how on and utilization of various call centers and assistance facilities.
        Sharing of various plans to assist agents.

    (e) Life insurance distribution sub-committee
        Sales of Tokio Marine Life Insurance products by Nisshin Fire agents.

    (f) Training and education sub-committee
        Training and education to be provided by Tokio Marine Human Resources Academy, a subsidiary of Tokio Marine which specialize in this service.

(3) Other sub-committees

    The companies may agree to create additional sub-committees.

3. Capital Tie-up
   --------------

Tokio Marine intends to acquire one-third of the outstanding shares of Nisshin Fire by the end of March 2005.

4. Board of Directors
   ------------------

Nisshin Fire intends to invite some appointees of Tokio Marine to join the Board of Directors of Nisshin Fire subject to a resolution of its June 2003 annual general meeting of shareholders.


For further information, please contact:

Hideaki Shimamoto
Corporate Communications Department
The Tokio Marine and Fire Insurance Company, Limited
Tel. +81-3-5223-3212
E-mail: hideaki.shimamoto@tokiomarine.co.jp

Takeshi Itoh
Reinsurance & International Department
The Nisshin Fire and Marine Insurance Company, Limited
Tel. +81-3-5282-5534
E-mail: takeshi.itoh@nisshinfire.co.jp


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